October 13, 2020

Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Heather Clark
Melissa Raminpour

RE:	Columbia Sportswear Company
Form 10-Q for the Quarter Ended June 30, 2020
File No. 000-23939

Dear Ms. Clark and Ms. Raminpour:

Columbia Sportswear Company ("we", "our" or the “Company”) is responding to the comment of the Staff of the Securities and Exchange Commission (the "Commission") in its comment letter dated October 1, 2020. To assist in your review, we have included the Staff's comment below prior to our response.

Form 10-Q for the Quarter Ended June 30, 2020 (the “Form 10-Q”)
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

Comment 1:
We note that your comparative discussion for changes in your gross profit and selling, general and administrative expense line items identify multiple factors as the source of the changes. Additionally, we note that one of the factors, the increase in inventory reserves, was described as "fairly significant inventory provisions" from your quarterly earnings call. Please revise to quantify the impact of each material factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. In your response, please provide us with your proposed revisions.

Response:
We acknowledge the Staff’s comment and respectfully advise the Staff that we believe that our disclosure in the Management’s Discussion and Analysis (“MD&A”) section of the Form 10-Q generally meets the requirements of Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. When we identify multiple factors as the source of changes in a line item, we disclose such factors in order of magnitude throughout our MD&A disclosures.

In light of the Staff’s comment, in future filings, beginning with our Form 10-Q for the Quarter Ended September 30, 2020, we will determine which items to quantify in our MD&A disclosures based on the items’ materiality, and whether the information is reasonably available, precise and not repetitive to disclosures made in other sections of the MD&A or financial statements. In addition, we may quantify a factor that management believes will be meaningful and useful to investors and analysts, regardless of materiality.
As an example of how we may approach this in future filings, as shown below, we have revised our second quarter comparative discussion from the Results of Operations section in our MD&A disclosures from the Form 10-Q. In future filings, we will include an analysis over all the periods for which an income statement is presented and discussed.
Gross Profit: Gross profit as a percentage of net sales contracted to 46.2% in the second quarter of 2020 from 48.2% for the comparable period in 2019. The gross profit contraction primarily reflected margin pressure related to the COVID-19 pandemic, including:
•an increase in inventory reserves of $6.7 million; and
•lower DTC product margins, reflecting elevated promotional activity; partially offset by
•favorable DTC sales mix resulting from a higher proportion of e-commerce sales, which generally carry higher gross margins; and
•a lower volume of wholesale close-out sales.
Our gross profit may not be comparable to other companies in our industry because some of these companies may include all of the costs related to their distribution network in cost of sales while we, like many others, include these expenses as a component of SG&A expense.
Selling, General and Administrative Expense: SG&A expense includes all costs associated with our design, merchandising, marketing, distribution and corporate functions, including related depreciation and amortization.
SG&A expense decreased $23.1 million, or 10%, to $217.7 million, or 68.7% of net sales, for the second quarter of 2020, from $240.8 million, or 45.8% of net sales, for the comparable period in 2019, primarily due to:
•lower retail expenses of $14.5 million, primarily resulting from lower personnel expenses due to store closures;
•decreased demand creation spending of $8.6 million;
•decreased discretionary spending; and
•COVID-19 related government subsidies and incentives; partially offset by
•COVID-19 related expenses of $15.1 million, including catastrophic leave and furlough pay as well as severance and other pandemic related costs; and
•retail store related impairments.
In March 2020, we initiated numerous cost containment measures across the organization to mitigate the impacts of COVID-19 on our business. See additional discussion of these measures in the Impacts of COVID-19 discussion above.

Thank you for your consideration. If you have any questions regarding our responses, please contact our counsel, John Thomas of Perkins Coie LLP, at (503) 727-2144.

Sincerely,

/s/Jim A. Swanson
Jim A. Swanson
Senior Vice President, Chief Financial Officer
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